FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are unaudited pro forma condensed consolidated statements of income that give pro forma effect to (i) the acquisition by Seanergy Maritime Holdings Corp. (the "Company") of a 50% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET"), which was completed on August 12, 2009, (ii) the acquisition by the Company on May 28, 2010 of a 51% ownership interest in Maritime Capital Shipping Limited ("MCS") from Maritime Capital Shipping (Holdings) Limited, ("Maritime Holdings"), a company controlled by members of the Restis family, one of the Company's major shareholders, and (iii) the Company's acquisition of the remaining 49% ownership interest in MCS, which was completed on September 15, 2010.

Attached hereto as Exhibit 99.2 are Management's Discussion and Analysis of Financial Condition and Results of Operation and the unaudited condensed consolidated financial statements of the Company for the periods ended June 30, 2010 and 2009.  Also included in Exhibit 99.2 are the notes to such unaudited condensed consolidated financial statements.

Attached hereto as Exhibit 10.9 is a Supplemental Agreement dated August 4, 2010 relating to the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009.

Attached hereto as Exhibit 10.10 is a Share Purchase Agreement dated September 3, 2010 between the Company and Maritime Holdings.

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-166697) filed by the Company with the U.S. Securities and Exchange Commission on May 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer

Dated: September 27, 2010

SK 26979 0001 1133533